Exhibit 99.38

QUALIFICATION CERTIFICATE

AS REQUIRED BY NATIONAL INSTRUMENT 44-101

VALOUR INC.

I, Kenny Choi, the Corporate Secretary of Valour Inc. (the “Issuer”), hereby certify that the Issuer satisfies all the following criteria set out in Section 2.2 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and Section 2.2 of National Instrument 44-102 – Shelf Distributions (“NI 44-102”) (capitalized terms utilized hereafter have the meanings assigned thereto in NI 44-101 and NI 44-102):

(a)	the Issuer is an electronic filer under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Issuer is a reporting issuer in at least one jurisdiction of Canada;

(c)	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in the that jurisdiction (i) under applicable securities legislation, (ii) pursuant to an order issued by the securities regulatory authority, or (iii) pursuant to an undertaking to the securities regulatory authority, as applicable;

(d)	the Issuer has, in at least one jurisdiction in which it is a reporting issuer, current annual financial statements and a current AIF; and

(e)	the Issuer’s equity securities are listed and posted for trading on the NEO Exchange and the Issuer is not an issuer whose operations have ceased, or whose principal asset is cash, cash equivalents, or its exchange listing.

I also certify that all of the materials incorporated by reference in the preliminary short form base shelf prospectus and not previously filed are being filed with the preliminary short form base shelf form prospectus.

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DATED this 30th day of June, 2023.

VALOUR INC.

By:	“Kenny Choi”
	Name:	Kenny Choi
	Title:	Corporate Secretary